Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

July 19, 2018

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Adler Value Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Rebecca Marquigny:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on June 29, 2018. These comments relate to the Trust’s Post-Effective Amendment Nos. 122 and 125, filed on May 17, 2018 (Accession No. 0001398344-18-007759). For your convenience, the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

RESPONSE LETTER

Global Comments

1.	If the Investor Class of shares will not be offered, please consider removing reference to this share class in the registration statement.

Response: It is anticipated that the Investor Class of shares may be offered within the next 12 months. Therefore, to be forward looking and avoid additional Fund expenses, the Trust respectfully declines to remove the reference to the Investor Class of shares.

Prospectus

Cover Page

2.	Please add the appropriate ticker symbol for each class of shares.

Response: The requested ticker symbols have been added.

Summary: Fees and Expenses

3.	If there are no shareholder fees to be paid directly from a shareholder’s investment, please consider removing the “Shareholder Fees” table on page 1.

Response: The Trust believes it is helpful to shareholders to specifically indicate that the Fund has no shareholder fees. In addition, the Trust desires to be consistent with similar disclosure in other series of the Trust. Therefore, the Trust respectfully declines to remove the “Shareholder Fees” table.

4.	Please provide a completed “Annual Fund Operating Expenses” table and “Example”.

Response:	The “Annual Fund Operating Expenses” table and “Example” has been revised to read as set forth below:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Investor Class (1)	Institutional Class
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses(2)	2.69%	2.69%
Total Annual Fund Operating Expenses	3.94%	3.69%
Fee Waivers and/or Expense Reimbursement(3)	2.44%	2.44%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement	1.50%	1.25%

(1)	As of the date of this Prospectus, the Investor Class shares are not being offered.
(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(3)	Adler Asset Management, LLC (the “Adviser”) has contractually agreed, until December 1, 2021, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses of each class of shares of the Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, acquired fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of the Fund’s business) to an amount not exceeding 1.25% of the average daily net assets of the Institutional Class shares, and 1.50% of the average daily net assets of the Investor Class shares. Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years after such fees and expenses were waived or reimbursed, provided that the repayments do not cause Total Annual Fund Operating Expenses to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred. Prior to December 1, 2021, this agreement may not be modified or terminated without the approval of the Fund’s Board of Trustees (the “Board”). This agreement will terminate automatically if the Fund’s investment advisory agreement with the Adviser is terminated.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the operating expenses of the Fund remain the same and the contractual agreement to limit expenses remains in effect only until December 1, 2021. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years
Investor	$153	$466
Institutional	$127	$390

5.	In footnote three of the “Annual Fund Operating Expenses” table on page 1, please clarify the reference to the three-year period during which Management Fee reductions and expense reimbursement are subject to repayment by the Fund.

Response: The language has been revised, as shown in response to Comment 4, above.

6.	Please confirm that the Annual Fund Operating Expense table will contain an additional sub-caption for acquired fund fees and expenses, as appropriate.

Response: The Trust confirms that it will comply with Form N-1A Item 3, Instruction 3(f)(i) in disclosing Acquired Fund Fees and Expenses.

Summary: Principal Investment Strategies and Risks

7.	Please revise the Principal Investment Strategies section as necessary to ensure that there is a strategy basis for each entry in the Principal Risks section.

Response: The registrant believes that there is a principal strategy basis for each entry in the Principal Risks section, as revised according to the response to Comment 8, below.

8.	Please revise the Principal Risks section as necessary to ensure that the risks of the Principal Investment Strategies are adequately disclosed.

Response: The Principal Risks section has been revised to remove the “Growth Investing Risk” disclosure, as the Fund will employ a value style of investing. The Principal Risks section has also been revised to include appropriate disclosures for ADRs, Rights, and Warrants.

9.	If the Fund is advised by or sold through an insured depository institution, please add the disclosure required under Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust has added the requested disclosure.

10.	Please consider whether Leverage Risk and Liquidity Risk are principal risks of the Fund, and, if so, please add relevant risk disclosures to the Principal Risks section.

Response: Although Leverage Risk and Liquidity Risk are generally risks of investing in options, the Fund’s portfolio is not anticipated to be weighted so heavily towards options that the Trust believes that Leverage Risk and Liquidity Risk are principal risks of the Fund’s overall portfolio.

Additional Information: Principal Investment Strategies and Risks

11.	Please add a discussion of principal strategies and risks pursuant to Item 9 of Form N-1A.

Response: Pursuant to General Instruction C.3.(a) of Form N-1A, information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. The Trust believes that the description of its Principal Investment Strategies adequately addresses both Item 4 and Item 9 of Form N-1A, and therefore the Trust respectfully declines to repeat the information.

12.	Please add a cross-reference to the Statement of Additional Information regarding investments in other investment companies.

Response: The Trust has added the requested cross-reference at the end of the paragraph entitled “Investments in Money Market Instruments and Temporary Defensive Positions.”

Fund Management

13.	Under the section titled, “The Distributor,” please clarify to whom “other approved entities” refers.

Response: The reference to “other approved entities” has been removed, and the relevant language has been revised to read:

“The Distributor may sell the Fund’s shares to or through qualified securities dealers and financial intermediaries.”

How to Buy Shares

14.	Under the section titled, “Choosing a Share Class,” the final paragraph on page 11 reads:

“If a financial institution, processing organization or intermediary (a “converting entity”) is initiating a share class conversion(s) for the Fund on a platform, then the converting entity should contact the Distributor at least 60 days in advance and obtain the Distributor’s confirmation of the share class conversion.”

Please explain supplementally what circumstances are contemplated by this language.

Response: In certain instances, financial intermediaries may request that a share class be converted, such as from a class that has a 12b-1 Distribution fee to one that does not have such a fee. This language is intended to provide the Fund and its Distributor advance notice of such a request.

Statement of additional information

15.	Under the section titled, “Investment Adviser,” please add additional language regarding the Adviser’s compensation under the sub-heading, “Compensation,” in order to satisfy Item 20(b) of Form N-1A.

Response: The relevant language has been modified to read,

“Mr. Adler is not compensated directly by the Fund. Rather, Mr. Adler is the principal owner of the Adviser, and therefore draws compensation from its profits. As such, performance and asset levels of the Fund will directly affect the profits of the Adviser (and indirectly the total compensation paid to Mr. Adler.”

Part C

16.	In response to Item 30 of Form N-1A, please consider adding an indemnification undertaking under Rule 484 of the 1933 Act.

Response: The Trust does not plan to request expedited effectiveness pursuant to Rule 484, and therefore does not believe that the associated indemnification undertaking is appropriate. The Trust also notes that, under its response to Item 30, Section 6.4, the indemnification of its Trustees and officers is “[s]ubject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act[.]”

Thank you for your comments. Please contact Matthew J. Beck at (513) 869-4327 if you have any questions.

Sincerely,

Natalie S. Anderson
Assistant Secretary